March 14, 2013

Kathy Churko

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Croft Funds Corporation, File Nos. 033-81926 and 811-08652

Dear Ms. Churko:

On February 14, 2013, you provided oral comments with respect to the Croft Value Fund and the Croft Income Fund(the “Funds”), each series of the Croft Funds Corporation (the “Registrant”), Annual Report to Shareholders, for the period ended April 30, 2012.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1. Comment.  In the Statement of Operations, the amount listed for Insurance Fees seems high given the fidelity bond premium. Please explain how this number was derived.

Response.  The amount shown for Insurance Fees includes both the premium paid for the fidelity bond and the premium allocated to the Funds for D&O/E&O coverage.

2. Comment.  Please check the links given on the Funds’ website (www.croftfunds.com) to confirm they pull up the information to which they are purported to link.

Response.  The Registrant has noted that the link for the “Croft Funds Prospectus” on the Funds’ website incorrectly links to the Funds’ Annual Report to Shareholders, for the period ended April 30, 2012.  The Registrant will correct the link on the Funds’ website.

3. Comment.  In Note 3 – Security Valuations in the Notes to Financial Statements, all of the corporate bonds under Valuation Inputs of Assets are listed as Level 2. Please explain why this is the appropriate input level for these securities.

Response.  As described in Note 3, fixed income securities such as corporate bonds are categorized as Level 1 when valued using market quotations in an active market. However, corporate bonds may be valued on the basis of prices furnished by a pricing service when the Advisor believes such prices more accurately reflect the fair value of such securities, and they will generally be categorized as Level 2 when the securities are valued this way, which was the case with the corporate bonds described in the Annual Report.

4. Comment.  Please confirm whether the Funds had any Rule 144 securities.  If so, please include these securities in the Schedule of Investments going forward.

Response.  The adviser has confirmed to the Registrant that the Funds did not invest in any Rule 144 securities during the reporting period.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP